SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2006
Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant’s name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV
Corporate Taxpayer’s ID (CNPJ/MF) 02.808.708/0001-07
Corporate Registry ID (NIRE) 35.300.157.770
Publicly-held Company

ORDINARY AND EXTRAORDINARY GENERAL MEETINGS
CALL NOTICE

The shareholders of COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV (“Company”) are invited to attend a meeting to be held on April 20, 2006, at 10 a.m., at the Company’s headquarters, located at Rua Dr. Renato Paes de Barros, 1.017, 4º andar (parte), conjuntos 41 e 42, Itaim Bibi, in the City and State of São Paulo, for the Ordinary and Extraordinary General Meetings to be jointly held, to resolve on the following AGENDA:

(a)	At the ORDINARY GENERAL MEETING:

(i) to take the management accounts, examine, discuss and vote the financial statements related to the fiscal year ended 2005;

(ii)       to resolve on the allocation of the net income for the year, as well as to ratify the distribution of interest on own capital and dividends approved by the Board of Directors in meetings held on September 1st, 2005, December 12, 2005 and February 21 and 22, 2006;

(iii)      to ratify the amounts paid by means of the global compensation attributed to the Company’s administrators for the year of 2005 and set forth the global compensation of the administrators for the year of 2006;

(iv) to elect new members of the Fiscal Council of the Company and respective deputies, as well as to set forth their global compensation for the year of 2006; and

(v) to indicate the vehicle that will publish the legal publications of the Company.

(b)	At the EXTRAORDINARY GENERAL MEETING:

(i)        to approve an increase on the corporate capital, on the amount of R$13,642,595.22, corresponding to the partial capitalization of the tax benefit resulting from the partial amortization of the special premium reserve on the fiscal year of 2005, pursuant to article 7 of CVM’s Normative Ruling No. 319/99, by means of the issuance of ordinary and preferred shares at the issuance price of R$0.769230 and R$0.906980, respectively, defined based on the shares’ market value as of January 31, 2006, being secured to the Company’s shareholders, at the same price, the preemptive right in the subscription of shares, in the proportion of 1 ordinary share for each 3,714 ordinary shares held or 1 preferred share for each 4,380 held, on April 20, 2006, which were calculated considering the total capitalization, in any case, of the above mentioned amount and the issuance of additional shares for the shareholders that exercise their preemptive rights;

(ii)      to approve an increase on the corporate capital, on the amount of R$5,846,826.52, corresponding to the capitalization of 30% of the tax benefit resulting from the partial amortization of the special premium reserve on the fiscal year of 2005, without the issuance of new shares;

(iii)     to expand the wording of the corporate purpose to include the following activities: (a) the production, certification and commerce of seads and grains, as well as the commerce of fertilizers and fungicides and other related activities, as necessary or useful to the development of the main activities of the Company as stated in this bylaws; and (b) the operation on the following areas: research, prospecting, extraction, processing, industrialization, commercialization and distribution of mineral water, in all national territory;

(iv) to exclude the minimum percentage of the net profits to be destined to the consitutition of the investments reserve, set forth in item (c) of paragraph 3 of article 40 of the Company’s bylaws;

(v) to approve the new Stock Option Plan of the Company, which sets forth the terms and condition which allows its executives and high level employees to acquire shares of the Company; and

(vi) by virtue of the resolutions of itens (i), (ii), (iii) and (iv) above, amend articles 5, 3 and 40 of the Company’s bylaws and approve its consolidation.

General information:

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The Company informs its shareholders that, on February 23, 2006, the following documents were published at the newspapers “Diário Oficial do Estado de São Paulo” and “Gazeta Mercantil”: (i) the management annual report; (ii) the financial statements related to the fiscal year ended 2005; (iii) the independent auditors’ report; and (iv) the Fiscal Council’s opinion. In addition, the financial statements and statement of operation reffered to the fiscal year ended 2005 were published in a syntetic form on the newspaper “Valor Econômico”.

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The proxies containing special powers for representation in general meetings referred to by this present Call Notice shall be deposited at the Company’s headquarters, at the Legal Department, at least 3 business days prior to the date scheduled for the meetings.

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Shareholders taking part in the Bovespa (São Paulo Stock Exchange) Registered Stocks Fungible Custody willing to attend these meetings shall submit a statement containing their respective stock interests, issued by qualified entity, within 48 hours prior to the meetings.

São Paulo, March 29, 2006.

Victório Carlos De Marchi
Board of Directors Co-Chairman

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 29, 2006

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/s/João Mauricio Giffoni de Castro Neves

João Mauricio Giffoni de Castro Neves
Chief Financial Officer and Investor Relations